CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

Rita Weinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

August 24, 2012

SUBMITTED VIA FEDERAL EXPRESS;
REDACTED COPY VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated July 26, 2012 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2011 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 27, 2011 (the “Form 10-K”), and the Form 10-Q for the quarterly period ended December 31, 2011 of the Company filed with the Commission on February 9, 2012 (the “Form 10-Q”).

To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter.  The Company expects that it will revise future filings as noted in the responses indicated below.  Please note that the copy of this response letter filed via EDGAR on August 24, 2012 omits certain confidential information included herein as indicated therein by [***] or with black redaction bars.

Except for the historical information contained herein, this response letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent Commission filings.

Pursuant to the Commission’s Rule 83, 17 C.F.R. 200.83, the Company requests confidential treatment for portions of our response to Comment Number 1.  Specifically, we request that these portions, which have been highlighted in Exhibit A and highlighted and bracketed in the text of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause the Company serious competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Rule 83, 17 C.F.R. 200.83.  Please address any notification of a request for access to such documents to the undersigned, with a copy to Melissa Cooper, Esq., Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017 or via email at cooper@dssvlaw.com.

*  *  *  *  *  *

Form 10-Q
Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

Comment 1:  We acknowledge your response to our previous comment 2. To further assist us in assessing your accounting, please address the following items:

•
Please provide us a copy of the valuation report performed at the time of the acquisition to fair value apadenoson at zero. Our presumption is that this report will provide us the necessary details such as cash flow projections of revenues and costs and the assumptions to understand how a zero fair value was determined. If that is not the case, please include with your response.

Response:

As noted in our prior responses, upon the completion of the acquisition, the Company, in accordance with ASC 805 Business Combinations and other applicable accounting standards, performed a valuation to determine the fair value of all of the assets acquired and liabilities assumed as of the date of acquisition.  As it relates to the determination of the fair value of apadenoson, the Company used the excess earnings method of the income approach, in accordance with ASC 805 Business Combinations, with Management projections and a risk-adjusted discount rate forming the basis for valuation.

Please see Exhibit A for those pages from the June 7, 2011 valuation report performed at the time of the acquisition of Clinical Data, Inc. (“Clinical Data”) by PricewaterhouseCoopers LLP that are pertinent to the determination of the fair value of apadenoson (the “Valuation Report”). Included in these appendices are the cash flow projections of revenues and expenses and the assumptions to understand how the fair value was determined.  The Valuation Report illustrates how apadenoson was determined to have a fair value of zero, with the present value of the forecasted cash flows arising from the exploitation of the product being less than the present value of the expected costs necessary to effectuate regulatory approval and commercialization.

•
Regarding the contracts with your contract research organizations for the performance of the ASPECT 1 and ASPECT 2 Phase III studies, tell us what you mean by a large portion of the costs would be spent whether you chose to end the studies at acquisition or allowed them to continue. In this regard, tell us separately for each study the economic consequence under the contracts of cancelling the study at the time of acquisition of Clinical Data, comparing that consequence to the amount that would be spent, noting that you did not start the ASPECT 2 study until the quarter ended September 30, 2011.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE
BY FOREST LABORATORIES, INC.; REQUEST NUMBER 1

Response:

Clinical Data had contracted a Contract Research Organization (“CRO”) to perform both the ASPECT 1 and ASPECT 2 Phase III studies for apadenoson prior to acquisition.  At the time of acquisition, the contract with the CRO for the performance of the ASPECT 1 Phase III study was budgeted for total spend of approximately $[***], approximately $[***] of which would have been incurred regardless of whether the project was terminated at acquisition or allowed to continue.  In addition, for the ASPECT 2 study, $[***] of a total of approximately $[***] would have been incurred regardless of whether the project was terminated at acquisition or allowed to continue.  In total, the Company was contractually obligated to pay the CRO approximately $[***] of the total anticipated spend of approximately $[***] to complete the studies.  For the ASPECT 1 study, close out costs primarily represented indirect payments made to the CRO to support enrolled patients and in the case of the ASPECT 2 study, these costs represent the start up costs incurred by the CRO as well as other contractual obligations that resulted from the activities leading to the start of the study.

As Forest became more intimately involved in the ASPECT 1 and ASPECT 2 studies following completion of the acquisition of Clinical Data, it became clear that changes were required and that the number of enrolled patients needed to be augmented.  As such, significantly more expense than originally estimated would have to be incurred.  Further, as part of the Company’s annual budgeting process which takes place during its third and fourth fiscal quarters, all development projects are re-evaluated.  In the case of apadenoson, this process included reassessing the commercial potential of the product and the development and commercialization costs necessary to achieve approval and a successful product launch based on the latest information available, including the status of the ongoing studies.  The reassessment indicated that on-going development costs were trending approximately $[***] beyond our original estimates and provided no basis to expect any increase in the sales potential of the product. Consequently, the Company abandoned the project in March 2012.

•
Please provide us an analysis supporting your assertion on page 15 of your June 30, 2011 Form 10-Q regarding the expected launch of apadenoson by 2014. Please also tell us the date when your expectation changed to a more realistic launch date in 2015, your analysis supporting the new date and why you continued to disclose a 2014 launch date in your Forms 10-Q for September 30, 2011 and December 31, 2011.

Response:

The expected 2014 launch date for apadenoson that was disclosed in our June 30, 2011 Form 10-Q was based upon information provided by Clinical Data during the due diligence process.  However, after reviewing both the materials furnished by Clinical Data and evaluating the applicable regulatory requirements in greater detail during the due diligence process, it was determined in March 2011 that 2015 was a more realistic launch date for the product, and the 2015 launch date was used in the Valuation Report attached hereto as Exhibit A.  The Company inadvertently failed to make a corresponding update to the disclosure included in its June 30, 2011 Form 10-Q.

*  *  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,
Forest Laboratories, Inc.

By:/s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer
cc:           Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1, 2, 3 AND 4.  THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

Exhibit A
Excerpts from Valuation Report

Transaction Services

Forest Laboratories, Inc.

Estimate of Fair Value of Certain Assets and Liabilities Acquired from Clinical Data, Inc.

pwc

Strictly Private and Confidential

pwc

Mr. Michael Nofi
Senior Director – Corporate Accounting
Forest Laboratories, Inc.
155 Commerce Drive
Happauge, New York 11788

June 7, 2011

Dear Mr. Nofi:

PricewaterhouseCoopers LLP ("PwC" or "we") has performed a valuation engagement, as that term is defined in the Statement on Standards for Valuation Services ("SSVS") of the American Institute of Certified Public Accountants ("AICPA"), to estimate the value of certain of Clinical Data, Inc.'s ("Clinical Data" or the "Company") agreed upon identifiable intangible assets and liabilities as well as the Contingent Value Rights issued in connection with Forest Laboratories, Inc.'s ("Forest" or "Client") acquistion (the "Transaction") of Clinical Data as of April 12, 2011 (the "Valuation Date" or the "Closing Date"). This valuation was performed solely to assist Forest in the matter of financial statement reporting in accordance with FASB Accounting Standards Codification ("ASC") 805, Business Combinations. The resulting estimate of value should not be used for any other purpose. The estimate of value that results from a valuation engagement is expressed as a conclusion of value. PwC's services were performed in accordance with SSVS.

PwC's estimate of value is based on PwC's analysis as described in this valuation report and the Statement of Assumptions and Limiting Conditions and the Valuation Practitioner's Representations set forth in this report.

The services do not constitute legal or investment advice, broker dealer services, a fairness or solvency opinion, an audit, an examination of any type, an accounting or tax opinion or other attestation or review services in accordance with the standards of the AICPA, the Public Company Accounting Oversight Board or any other professional or regulatory body. Client, in consultation with its independent accountants, is responsible for the presentation and preparation of its financial statements and related disclosures.

This report and PwC's services are confidential and access, use and distribution are restricted. The services were performed, and this report prepared, at Client's direction and exclusively for Client's sole benefit and use. The services and report may not be relied upon by any person or entity other than Client. PwC makes no representations or warranties regarding the services or this report and expressly disclaims any contractual or other responsibility or liability to any person or entity other than Client. If you are not Client, or otherwise authorized by Client and PwC, you may not access or use the services or this report.

The services and this report shall be maintained in strict confidence and may not be discussed with, distributed or otherwise disclosed to any third party, in whole or in part, without PwC's prior written consent, nor may the services or this report (or contents thereof) be associated with, referred to or quoted in any way in any offering memorandum, prospectus, registration statement, public filing, loan or other agreement.

This report was not intended or written to be used, and it may not be used for the purpose of avoiding U.S. federal, state or local tax penalties, or supporting the promotion or marketing of any transactions or matters addressed in this report. Client has no obligation of confidentiality with respect to any information related to the tax structure or tax treatment of any transaction.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
By Andreas Ohl
Partner

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
Telephone +1 (646) 471-3000, www.pwc.com

Table of Contents

Section	Overview	Page
1	Executive Summary	1
2	Engagement Overview	3
3	Transaction Background	6
4	General Assumptions and Discount Rates	14
5	Intangible Asset Valuation	21
6	Liabilities Valuation	29
7	Assumptions and Limiting Conditions	32
Appendices		
1	Accounting Guidance	36
2	Valuation Concepts	40
3	Principal Sources of Information	45
4	Economic Outlook	49
5	Industry Overview	51
6	Glossary of Terms and Abbreviations	55
7	Valuation Certifications and Qualifications	61
8	Exhibits and Supporting Schedules	64

Section 3 – Transaction Background

Product Background: Stedivaze

About Stedivaze

- Stedivaze is a late-stage drug candidate in Clinical Data's product pipeline, currently in Phase III of clinical trials.
- Stedivaze is a highly selective AR_{2A} agonist and coronary vasodilator for use as a pharmacologic stress agent in nuclear Single Photon Emission Computed Topography ("SPECT") myocardial perfusion imaging for evaluating blood flow to the heart in patients for whom exercise is not the preferred method of generating blood flow.
- Clinical Data started the first Phase III study for Stedivaze in November 2009 and expects to start the second Phase III study during 2011.
- Thus far, Stedivaze showed the potential for positive characteristics with regard to its side effects, tolerability, pharmacokinetics, target binding affinity profiles and its mode of administration as a fixed dose intravenous rapid bolus.

Market

- More than 7 million myocardial perfusion imaging tests were performed in the U.S. in 2009, whereof approximately 50 percent used a pharmacological agent to generate maximum coronary blood instead of exercise.
- The myocardial perfusion imaging market grew at a compound annual growth rate ("CAGR") of approximately 11 percent over the last 13 years.
- Potential competitors in the myocardial perfusion imaging market include Astellas Pharma Inc. (Adenoscan) and Gilead Sciences Inc. / CV Therapeutics Europe Ltd. (Lexiscan).

Contingent consideration

- Clinical Data gained rights to Stedivaze through the acquisition of Adenosine. Pursuant to the purchase agreement dated August 4, 2008, Clinical Data is subject to the following contingent consideration relating to the acquired Adenosine pipeline (as discussed further on page 31 of this report):
  - [redacted] upon FDA approval;
  - [redacted] upon initial achievement of gross sales of [redacted] and
  - [redacted] upon initial achievement of gross sales of [redacted]
- Additionally, Clinical Data is required to pay [redacted] of all licensing and/or sublicensing revenue up to a maximum aggregate amount of [redacted] to Adenosine's prior owners.

Forest Laboratories, Inc. • Estimate of Fair Value of Certain Assets and Liabilities Acquired from Clinical Data, Inc.
PwC
11

Confidential information for the sole use of Client.

Section 5 – Intangible Asset Valuation

IPR&D: Stedivaze

IPR&D description

- IPR&D consists of technology-related intangible assets used in R&D activities (ASC 350-30-35-17A), which are still incomplete.
- ASC 730-10-20 defines R&D activities as follows:
  - "Research is a planned search or critical investigation aimed at the discovery of new knowledge, with the hope that such knowledge will be useful in developing a new product or service, a new process or technique, or in bringing about a significant improvement to an existing product or process."
  - "Development is the translation of research findings or other knowledge into a plan or design for a new product or process, or for a significant improvement to an existing product or process, whether intended for sale or use. It includes the conceptual formulation, design and testing of product alternatives, the construction of prototypes and the operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, or other ongoing operations, even though alterations may represent improvements and it does not include market research or market-testing activities."
- Technology under development as of the Valuation Date was reviewed to determine its stage of completion. Having considered all of the facts outlined above together with Management, we concluded whether the technology was still in the research phase, under development or already completed.
- In consideration of these definitions, we considered the Company's Phase III product, Stedivaze, to be an IPR&D asset.
- Stedivaze is a highly selective AR_{2A} agonist and coronary vasodilator for use as a pharmacologic stress agent in nuclear Single Photon Emission Computed Topography myocardial perfusion imaging for evaluating blood flow to the heart in patients for whom exercise is not the preferred method of generating blood flow.
- Please refer to Section 3 for a detailed description of Stedivaze.

Methodology

- We determined that the multi-period excess earnings method provides the most reasonable approach for estimating the fair value of Stedivaze. This approach is consistent with the guidance presented in ASC 820-10-35-33.
- The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows solely attributable to the intangible asset.
- Our valuation analysis involved the following steps:
  - Start with revenue and expense assumptions provided by Management, including the remaining cost to complete development of the asset;
  - Apply an appropriate market participant tax rate to estimate post-tax cash flows;

Forest Laboratories, Inc. • Estimate of Fair Value of Certain Assets and Liabilities Acquired from Clinical Data, Inc.
PwC
26
Confidential information for the sole use of Client.

Section 5 – Intangible Asset Valuation

IPR&D: Stedivaze (cont'd)

- Apply post-tax contributory asset charges to reflect the return required on other assets that contribute to the generation of the forecasted cash flows;
- Discount the resulting net post-tax cash flows using an appropriate discount rate to arrive at the net present value; and
- Add a tax amortization benefit.

Primary inputs and key assumptions

- Management provided estimates of net sales, gross margins and operating expenses related to Stedivaze from the Valuation Date through the expected expiration of marketing exclusivity.
- Management expects marketing approval to be obtained in FY 2016 and reach peak sales of approximately [redacted] by 2023. Prior to approval, Management expects approximately [redacted] of additional R&D related to clinical trials and other regulatory expenses.
- Pre-tax income for the asset was tax-effected using the market participant effective tax rate of 40.0 percent discussed previously within this report.
- The resulting after-tax income was adjusted by contributory asset charges to reflect the use of other assets to sustain the subject assets. Contributory asset charges were subtracted for use of the Company's net working capital, fixed assets and assembled workforce. Refer to the contributory asset charges analysis in Exhibit 9 for details.
- A discount rate of [redacted] percent was applied to the Stedivaze cash flows to reflect the relative risk of the product.
- A tax amortization benefit was applied to the sum of the discounted after-tax cash flows to account for the tax shield provided by amortizing the developed product asset over a 15 year tax life in accordance with U.S. tax law.

Estimate of value

- Based on Management's forecast, our analysis and the aforementioned assumptions, we concluded that Stedivaze had no material value as of the Valuation Date. Refer to Exhibit 6 of Appendix 8 for details.

Forest Laboratories, Inc. • Estimate of Fair Value of Certain Assets and Liabilities Acquired from Clinical Data, Inc.
PwC
27
Confidential information for the sole use of Client.

Appendix 7 – Valuation Certifications and Qualifications

Valuation Practitioner's Representation

- This valuation engagement was performed in accordance with the American Institute of Certified Public Accountants' Statements on Standards for Valuation Services.
- This valuation report and the information contained herein is for Forest's sole benefit and use in connection with financial statement reporting purposes in accordance with FASB Accounting Standards Codification 805, Business Combinations; this valuation report is not intended to be and should not be used by anyone other than Forest.
- The analyses, opinions and estimate of value included in this valuation report are subject to the Statement of Assumptions and Limiting Conditions attached hereto.
- The economic and industry data included in this valuation report has been obtained from sources considered reliable, and we have not performed any corroborating procedures to substantiate such data.
- PwC's fees are based on the time required by our professionals to complete the engagement. No portion of our fees is contingent upon the consummation of a transaction or any aspects of the services and/or this valuation report.
- PwC has no responsibility or obligation to update this valuation report or the estimate of value contained herein for any information that comes to our attention after the date of the report.

I agree with the analyses, opinions and estimate of value included in this valuation report.

Andres Ohl
Partner
PricewaterhouseCoopers LLP

Contributing Professionals

The following personnel provided significant professional judgment and conclusions on this engagement. PwC is responsible for the performance of the services.

Richard Billovits, Director

Forest Laboratories, Inc. • Estimate of Fair Value of Certain Assets and Liabilities Acquired from Clinical Data, Inc.
PwC
62
Confidential information for the sole use of Client.

Forest Laboratories, Inc.
Valuation of Certain Assets and Liabilities of Clinical Data, Inc.

Exhibit 6

Estimate of Stedivaze Fair Value (1)
Income Approach - Excess Earnings Method

As of April 12, 2011
$ in Thousands

		Fiscal Year ending March 31, 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
(2) **Net sales**		-	-	-	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Growth							[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Cost of goods sold		-	-	-	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Gross profit		-	-	-	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Gross margin						[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Selling, general and administrative expenses		-	-	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Research and development		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Pre-tax earnings		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Margin	Tax rate					[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Tax expense	40.0%	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
After-tax earnings		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
(3) **After-tax capital charges**															
Net working capital		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Property, plant and equipment		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Assembled workforce		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total capital charges		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Net cash flow		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Partial period factor		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Mid-year convention	Discount rate	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Present value factor	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Present value of cash flow		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Sum of present values of cash flows		[redacted]													
Plus: Tax amortization benefit		[redacted]													
Estimate of fair value		[redacted]													
Estimate of fair value, rounded		[redacted]													

Notes:
(1) The following has been prepared on the basis of the information and assumptions set forth in our report and the attached exhibits. It must be read in conjunction with the accompanying report and all the other exhibits included herein. Some totals may not add due to rounding.
(2) Financials based on Management projections.
(3) See Exhibit 9 for details.

Transaction Services

pwc